Exhibit 99.1

NEWS RELEASE

Precision drilling announces us$100,000 pledge to u.s. gulf coast relief efforts and provides u.s. operational update

Calgary, Alberta, Canada – August 31, 2017

Precision Drilling Corporation (“Precision” or “The Company”) would first and foremost like to extend our thoughts and prayers to all those affected by the flooding and hurricane in the Houston and Gulf Coast region. The scope and scale of destruction from the storm is staggering and rebuilding for many will mean starting from scratch. To assist with the recovery efforts, Precision has donated US$50,000 to the American Red Cross to help residents who have been impacted by Hurricane Harvey. In addition, The Company has pledged to match employee donations to organizations involved in supporting relief efforts up to US$50,000 resulting in a total potential donation of US$150,000 from Precision and its employees.

The Company’s U.S. field operations have not been adversely impacted by the severe weather experienced across the Texas Gulf Coast and we currently have 61 rigs running, including 45 rigs in Texas. Business continuity plans are in effect and remote access is enabling us to support field operations within the confines of the current situation across Texas. The Company may experience delays with rig moves but does not anticipate any material financial or operational impacts as a result.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566

Ashley Connolly, Manager, Investor Relations

403.716.4725

800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

Website: www.precisiondrilling.com